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04035217

June 28, 2004

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

SUPPL

Dear Sirs:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed a copy of one (1) announcement released to the London Stock Exchange on June 28, 2004.

We would appreciate receiving acknowledgment of your receipt of this information by date stamping the second copy of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

By: Debra M. Burg
Debra M. Burg
Authorized Representative

Enclosures

dw 7/6

Issued : 28 June 2004

Marks and Spencer Group plc ("M&S" or the "Company")

Response to Press Reports

The Board of M&S notes the stories in a number of Sunday newspapers in relation to share dealing in the Company and conversations involving Stuart Rose prior to Revival's announcement on 27 May.

Shareholders should be aware that there are material factual inaccuracies and innuendo in some of these stories. The key facts are these:

- Stuart Rose did not know that Philip Green intended to bid for M&S when he acquired M&S shares on 7 May.

- On 12 May, Stuart Rose met Philip Green and was informed at this meeting of Mr Green's possible intention to bid for M&S. Stuart Rose did not improperly inform anyone about what was disclosed at this meeting.

- Stuart Rose was at no point part of Philip Green's bid team.

- Stuart Rose was not offered the job of Chairman of Philip Green's bid vehicle and has never claimed that he was.

Stuart Rose informed the Company of his share ownership prior to his appointment as Chief Executive and the Board has satisfied itself that Stuart has acted properly. The Board is totally supportive of Stuart Rose.

Paul Myners, M&S Chairman said:

"The facts are clear. When Stuart Rose acquired shares in M&S on 7 May, he did not know either that Philip Green would make a bid for M&S or that he would be asked by the Company to become its Chief Executive. Stuart will not allow himself to be distracted from the task in hand, of maximising value for shareholders."

PRESS ENQUIRIES

Marks & Spencer Corporate Press Office 020 7268 1919

Tulchan 020 7353 4200
Andrew Grant
Katie Macdonald-Smith

The directors of Marks and Spencer Group plc accept responsibility for the information contained in this announcement and confirm that, to the best of their knowledge and belief, (having taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.